FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 000-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza,

No. 46 Dongzhimenwai Street

Dongcheng District

100027, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

AIRMEDIA GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press release in relation to the operation of digital frames in Guangzhou and Shenzhen airports	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Chief Financial Officer

Date: May 28, 2008

Exhibit 99.1

AirMedia Announces Operation of Digital Frames in Guangzhou and Shenzhen Airports and Adjustment of Digital Frame’s Time Slot Length

Beijing, China – May 27, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), the operator of the largest digital media network in China dedicated to air travel advertising, today announced that it had started operating digital frames in Shenzhen Baoan International Airport, or Shenzhen Airport, in the middle of May 2008, and will start operating digital frames in Guangzhou Baiyun International Airport, or Guangzhou Airport, at the end of May 2008, which will increase the number of AirMedia’s digital frame network airports to 16. In addition, in mid-May, AirMedia also adjusted the length of its digital frame’s time slot to 12 seconds per time slot from the previous 15 seconds per time slot.

On May 30, AirMedia will start operating 115 TV-attached digital frames in Guangzhou Airport, the second largest airport in mainland China. On May 16, AirMedia started operating 47 TV-attached digital frames and 50 stand-alone digital frames in Shenzhen Airport, the fifth largest airport in mainland China. According to the concession rights contract with Shenzhen Airport, AirMedia could add additional 62 TV-attached digital frames in Shenzhen Airport in the future.

AirMedia’s TV-attached digital frames, ranging from 46 to 50 inches, run in 20-minute cycles in Beijing Capital International Airport and 10-minute cycles in other airports. AirMedia’s large-size stand-alone digital frames, ranging from 63 to 70 inches, run in 10-minute cycles in all airports. AirMedia adjusted the length of its digital frame’s time slot to 12 seconds per time slot from previous 15 seconds per time slot in mid-May. This adjustment was applied to both AirMedia’s TV-attached digital frames and stand-alone digital frames.

“The addition of the Guangzhou and Shenzhen airports to our digital frame network further solidifies our leading market position as a digital frame operator in the air travel advertising sector. We now have digital frame operations in airports serving three of the four largest cities in China,” commented Herman Man Guo, Chairman and Chief Executive Officer of AirMedia. “We believe the adjustment of the time slot length of our digital frames increases the capacity of our digital frame network and attracts more viewers’ attention, and we expect digital frames in other airports to receive high acceptance by clients as well.”

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 53 airports, including 29 out of the 30 largest airports in China, and has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China. In addition, AirMedia also has contractual concession rights to operate TV-attached digital frames, ranging from 46 to 50 inches, and large-size stand-alone digital frames, ranging from 63 to 70 inches, in several major airports. AirMedia also offers advertisers other media platforms in airports, such as 360-degree LED displays, mega display screens, and shuttle bus displays etc. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Investor Relations Director

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

FD Beijing

Julian Wilson

Tel: +86-10-8591-1951

Email: julian.wilson@fd.com

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